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SEC Mail Processing

| SEC FILE NUMBER |
|---|
| FEB 28 2022 |

8-42116

Washington, DC

**ANNUAL REPORTS**
**FORM X-17A-5**
**PART III**

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mariner Group Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
x Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Mamaroneck Avenue
(No. and Street)

Harrison (City) New Yrok (State) 10528 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald J Rubin (Name) (914) 798-4218 (Area Code – Telephone Number) drubin@marinercapital.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

2323 Ross Avenue (Address) Dallas (City) Texas (State) 75201 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 185 (PCAOB Registration Number, if applicable)

| **FOR OFFICIAL USE ONLY** |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, __William Turchyn______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Mainer Group Capital Markets, LLC ___________________________, as of __December 31, 2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ________________

_Title: President

________________

Notary Public

MARIBETH ROA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6393456
Qualified in New York County
My Commission Expires 06-17-2023

**This filing** contains (check all applicable boxes):**

x (a) Statement of financial condition.
x (b) Notes to consolidated statement of financial condition.
x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
x (d) Statement of cash flows.
x (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
x (g) Notes to consolidated financial statements.
x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
x (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
x (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
x (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ________________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Mariner Group Capital Markets, LLC**

Index

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

**Report of Independent Registered Public Accounting Firm**

To the Member and Board of Directors of the Member
Mariner Group Capital Markets, LLC:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Mariner Group Capital Markets, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.

§ 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2018.

Dallas, Texas
February 22, 2022

**Mariner Group Capital Markets, LLC**

**Statement of Financial Condition**

**December 31, 2021**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 97,688 |
| Other assets | | 3,941 |
| Total assets | $ | 101,629 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ | 13,000 |
| Total liabilities | | 13,000 |
| Member's equity | | 88,629 |
| Total liabilities and member's equity | $ | 101,629 |

See Accompanying Notes to Financial Statements

## Mariner Group Capital Markets, LLC

### Statement of Operations

### Year Ended December 31, 2021

| | | |
|---|---|---|
| Expenses | | |
| Salaries and benefits | $ | 1,744,957 |
| Professional fees | | 89,669 |
| Regulatory fees | | 21,525 |
| Other expenses | | 41,097 |
| Total expenses | | 1,897,248 |
| Net loss | $ | (1,897,248) |

See Accompanying Notes to Financial Statements

## Mariner Group Capital Markets, LLC

## Statement of Changes in Member's Equity

## Year Ended December 31, 2021

| | | |
|---|---|---|
| Member's equity at January 1, 2021 | $ | 50,920 |
| Capital contributions | | 1,934,957 |
| Net loss | | (1,897,248) |
| Member's equity at December 31, 2021 | $ | 88,629 |

See Accompanying Notes to Financial Statements

## Mariner Group Capital Markets, LLC

### Statement of Cash Flows

### Year Ended December 31, 2021

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (1,897,248) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Decrease in other assets | | 1,214 |
| Increase in accrued expenses | | 11,000 |
| Net cash used by operating activities | | (1,885,034) |
| Cash flows from financing activities: | | |
| Capital contributions | | 1,934,957 |
| Net cash provided by financing activities | | 1,934,957 |
| Net increase in cash | | 49,923 |
| Cash at beginning of year | | 47,765 |
| Cash at end of year | $ | 97,688 |

See Accompanying Notes to Financial Statements

**Mariner Group Capital Markets, LLC**

**Notes to Financial Statements**

**December 31, 2021**

## NOTE 1 - ORGANIZATION:

Mariner Group Capital Markets, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company has not entered into an agreement with a clearing broker as of December 31, 2021 and has not carried customer accounts, taken custody of securities or extended margin credit to its customers. Effective August 24, 2020, FINRA approved the Company's updated Membership Agreement ("MA") to reflect that it is not required to claim an exemption pursuant to SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073 ("Footnote 74") on the FOCUS Part IIA Report(s). Specifically, Footnote 74 therein recognizes that a specific exemption category may not be appropriate for particular firms performing limited business activities that do not and will not hold customer funds or securities.

The Company is wholly-owned by Mariner Investment Group, LLC ("MIG") The Company's employees includes certain employees of MIG, their family members and trusts set up by such person.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Cash
The Company maintains cash deposits with a major financial institution. At times, such deposits may exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings. The Company has not experienced any losses in the cash account and does not believe the Company is exposed to any significant credit risk on cash.

(b) Financial Instruments
The Company considers cash and cash equivalents as financial instruments. Given the short-term nature of these assets, the respective amounts recorded in the statement of financial condition approximate fair value and are considered Level 2 assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820, Fair Value Measurement.

## NOTE 3 - INCOME TAXES

For the year ended December 31, 2021, the Company is a single member LLC and therefore, a disregarded entity for U.S. federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the Company's financial statements.

The Company follows the provisions issued by the FASB relating to accounting for uncertainty in income tax positions taken which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years. The open tax years for the Company is 2018 through 2021. The Company does not have a reserve for uncertain income tax positions at December 31, 2021. Also, the Company recognizes interest and, if applicable, penalties for any uncertain tax positions within other expenses and includes accrued interest and penalties, if applicable, in accrued expenses in the Statement of Financial Condition. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2021.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement (the "Agreement") with MIG Hldgs and Mariner Investment Group LLC ("MIG"). MIG Hldgs, MIG and the Company will provide each other with a variety of services related to the Company's business and have agreed to compensate the other for such services rendered in accordance with the terms of the Agreement. For the year ended December 31, 2021, MIG charged the Company $40,000 for rent expense which is included in Other expenses on the Statement of Operations and is considered capital contributions by MIG. In addition, salaries and benefits of $1,744,957 are included in the Agreement, in which all salaries and benefits of the Company's registered representatives paid are considered capital contributions by MIG.

It is anticipated that the Company will incur a loss during 2022. The Company will be reliant upon MIG Hldgs to provide it with sufficient liquidity to meet all its financial obligations as well as maintain its net capital requirements. For the year ended December 31, 2021, MIG Hldgs has provided the Company with $1,934,957 of liquidity, of which $150,000 was cash contributions.

## NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $84,688, which was $79,688 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.15 to 1.

## NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2022, which is the date the financial statements were available to be issued. On January 18, 2022, the Company received a capital contribution in the amount of $75,000 from MIG. The Company concluded that there were no subsequent events that require recognition or disclosure in the financial statements.

## Mariner Group Capital Markets, LLC

### Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

### Year Ended December 31, 2021

| | | |
|---|---|---|
| Net capital: | | |
| Member's equity | $ | 88,629 |
| Deduct non allowable assets - other assets | | 3,941 |
| Net capital | $ | 84,688 |
| Aggregate indebtedness - total liabilities | $ | 13,000 |
| Computation of basic net capital requirement: Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement) | $ | 5,000 |
| Excess net capital over minimum net capital | $ | 79,688 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required | $ | 78,688 |
| Percentage of aggregate indebtedness to net capital | | 15.35% |

There were no material differences between the above computation included in this audited report and the computation included in the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021, amended and filed on February 8, 2022.

See accompanying Report of Independent Registered Public Accounting Firm.

**Mariner Group Capital Markets, LLC**

**Schedule II – Determination of Customer Reserve Requirements, Determination of PAB Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission**

**Year Ended December 31, 2021**

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) and (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

## Report of Independent Registered Public Accounting Firm

The Board of Directors of the Member
Mariner Group Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Mariner Group Capital Markets, LLC's Exemption Report (the Exemption Report), in which (1) Mariner Group Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) and (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Dallas, Texas
February 22, 2022

**MARINER GROUP CAPITAL MARKETS, LLC's Exemption Report**

**Mariner Group Capital Markets, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mariner Group Capital Markets, LLC

I William Turchyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Financial Principal

Date: ____________________

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

**Report of Independent Registered Public Accounting Firm**

The Board of Directors of the Member
Mariner Group Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mariner Group Capital Markets, LLC (the Company) for the year ended December 31, 2021.The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

KPMG

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Dallas, Texas
February 22, 2022

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042116 FINRA DEC
MARINER GROUP CAPITAL MARKETS LLC
500 MAMARONECK AVENUE 4TH FLOOR
HARRISON, NY 10528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $0.00 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) | ( 0.00 ) |
| | ______ Date Paid | |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $0.00 |

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $______

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mariner Group Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

Don Rubin
(Authorized Signature)

Dated the 1 day of February, 20 22.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2021 and ending 12/31/2021

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $0.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $0.00

2e. General Assessment @ .0015 $0.00

(to page 1, line 2.A.)